

August 11, 2014

Mark White
Chief Executive Officer
One Horizon Group, Inc.
Weststrasse 1
6340 Baar
Switzerland

       Re: **One Horizon Group, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2013
               Filed April 15, 2014
               Form 10-Q for the Fiscal Quarter Ended March 31, 2014
               Filed May 20, 2014
               File No. 001-10822

Dear Mr. White:

We have reviewed your filings and have the following comments.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing your responses to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Directors and Executive Officers, page 34

1.   In future filings, please be sure to include descriptions of <u>each</u> director's or nominee's business experience to discuss his or her "experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant…in light of the registrant's business and structure." Refer to Item 401(e) of Regulation S-K.

Form 10-Q for the Quarterly Period ended March 31, 2014

Changes in Internal Control over Financial Reporting, page 24

2.   You state that you have established a number of remediation measures for the material weaknesses in your internal control procedures, but provide no update on the progress of

those measures. In future filings, please provide updated disclosure on your remediation of these weaknesses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director